UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 27, 2026

POTLATCHDELTIC CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-32729	82-0156045
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

601 West First Avenue, Suite 1600

Spokane, Washington

99201

(Address of principal executive offices)

(Zip code)

Registrant’s telephone number, including area code:

(509) 835-1500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock ($1.00 par value)	PCH	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On January 27, 2026, PotlatchDeltic Corporation, a Delaware corporation (“PotlatchDeltic”), held a special meeting of stockholders (the “Special Meeting”) for PotlatchDeltic’s stockholders to vote on the matters described below in connection with the merger of equals transaction contemplated by the Agreement and Plan of Merger, dated as of October 13, 2025 (the “Merger Agreement”), by and among PotlatchDeltic, Rayonier Inc., a North Carolina corporation (“Rayonier”) and Redwood Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Rayonier (“Merger Sub”). Upon the terms and subject to the conditions of the Merger Agreement, PotlatchDeltic will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a direct, wholly owned subsidiary of Rayonier. The Merger is expected to be completed on or around January 30, 2026, subject to the satisfaction or waiver of the remaining customary closing conditions.

A total of 65,418,226 shares of common stock, par value $1.00 per share, of PotlatchDeltic (“PotlatchDeltic Common Stock”), out of a total of 77,416,980 shares of PotlatchDeltic Common Stock outstanding and entitled to vote as of the close of business on December 26, 2025, the record date for the Special Meeting, were present via the Special Meeting website or represented by proxy, constituting a quorum with respect to a vote on each of the proposals described below.

Each proposal is described in detail in the definitive joint proxy statement/prospectus filed with the Securities and Exchange Commission on December 23, 2025. The final voting results for each proposal are presented below.

Proposal 1: PotlatchDeltic Merger Agreement Proposal

Proposal 1 considered at the Special Meeting was a proposal to approve the adoption of the Merger Agreement, pursuant to which PotlatchDeltic will be merged with and into Merger Sub, with Merger Sub continuing as the surviving entity (the “PotlatchDeltic Merger Agreement Proposal”). The PotlatchDeltic Merger Agreement Proposal was approved, as indicated below:

For	Against	Abstentions	Broker Non-Votes
65,171,046	79,564	167,616	0

Proposal 2: PotlatchDeltic Merger-Related Compensation Proposal

Proposal 2 considered at the Special Meeting was a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to PotlatchDeltic’s named executive officers in connection with the transactions contemplated by the Merger Agreement (the “PotlatchDeltic Merger-Related Compensation Proposal”). The PotlatchDeltic Merger-Related Compensation Proposal was not approved, as indicated below:

For	Against	Abstentions	Broker Non-Votes
18,591,498	46,538,257	288,471	0

Given that there was a quorum present and there were sufficient proxies at the time of the Special Meeting to approve the PotlatchDeltic Merger Agreement Proposal, no adjournment of the meeting was determined to be necessary or appropriate, and accordingly, the Special Meeting was not adjourned and proceeded to conclusion without consideration of the proposal to adjourn the Special Meeting.

Item 8.01	Other Events.

On January 27, 2026, PotlatchDeltic and Rayonier issued a joint press release announcing the results of their respective special meetings related to the transactions contemplated by the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Rayonier Inc.’s and PotlatchDeltic Corporation’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed Merger involving Rayonier Inc. and PotlatchDeltic Corporation, including future financial and operating results, Rayonier Inc.’s and PotlatchDeltic Corporation’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the transaction, and other statements that are not historical facts, including expected synergies, harvest schedules, timberland acquisitions and dispositions, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation: the risk that an event, change or other circumstance could give rise to the termination of the proposed Merger; the risk that a condition to closing of the Merger may not be satisfied on a timely basis or at all; the risk that the timing to consummate the proposed Merger may be delayed; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Rayonier Inc.’s Common Shares or PotlatchDeltic Corporation’s Common Stock; the risk of litigation related to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, contractors, suppliers, vendors or joint venture partners; the diversion of management time in connection with the proposed transaction; the challenging macroeconomic environment, including disruptions in the timberlands, real estate, land based solutions, and wood products manufacturing industries; the ability of PotlatchDeltic Corporation and Rayonier Inc. to refinance their existing financing arrangements on favorable terms; the cost and availability of third-party logging and trucking services; the geographic concentration of a significant portion of PotlatchDeltic Corporation’s and Rayonier Inc.’s timberland; changes in environmental laws and regulations regarding timber harvesting, wood products manufacturing, delineation of wetlands, endangered species, the development of solar, carbon capture and storage, and carbon credit projects, and development of real estate generally that may restrict or adversely impact PotlatchDeltic Corporation’s or Rayonier Inc.’s ability to conduct their respective businesses, or increase the cost of doing so; adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, including changes in law, policy and political factors beyond our control; the availability and cost of financing for real estate development and mortgage loans, changes in tariffs, taxes or treaties relating to the import and export of PotlatchDeltic Corporation’s and Rayonier Inc.’s products, including those of their respective customers; changes in key management and personnel; PotlatchDeltic Corporation’s and Rayonier Inc.’s ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust; changes in tax laws that could adversely affect beneficial tax treatment; and other risks and uncertainties identified in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections of each of PotlatchDeltic Corporation’s and Rayonier Inc.’s most recent Annual Reports on Form 10-K, any subsequently filed Quarterly Reports on Form 10-Q, and other risks as identified from time to time in its Securities and Exchange Commission reports by both companies.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Each of Rayonier Inc. and PotlatchDeltic Corporation undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Joint Press Release, dated as of January 27, 2026

104	Cover Page Interactive Data File (formatted as Inline XBRL)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PotlatchDeltic Corporation

By:	/s/ Michele L. Tyler
Michele L. Tyler
Vice President, General Counsel and Corporate Secretary

Dated: January 27, 2026

Exhibit 99.1

Rayonier and PotlatchDeltic Announce Stockholder Approvals for Merger

Merger expected to close after market close on January 30, 2026

WILDLIGHT, Fla. & SPOKANE, Wash.– (BUSINESS WIRE) – January 27, 2026 – Rayonier (NYSE: RYN) and PotlatchDeltic (Nasdaq: PCH) today announced that their respective stockholders approved all the proposals necessary to close their previously announced merger.

The final voting results on the proposals voted on at the special meetings will be set forth in each company’s separate Form 8-Ks filed with the U.S. Securities and Exchange Commission.

The merger is expected to be completed after market close on January 30, 2026, subject to the satisfaction or waiver of customary closing conditions. If the merger is completed, each share of PotlatchDeltic common stock outstanding immediately prior to the merger will be converted into the right to receive (i) 1.8185 Rayonier common shares and (ii) $0.61 in cash. Upon completion of the merger, Rayonier shareholders are expected to own approximately 54% of the combined company and former PotlatchDeltic stockholders are expected to own the remaining 46%.

The combined company will initially retain the Rayonier name and its common stock will trade on the New York Stock Exchange under the ticker symbol “RYN”. The combined company intends to announce a new name and ticker symbol later in the first quarter of 2026.

About Rayonier

Rayonier is a leading timberland real estate investment trust with assets located in some of the most productive softwood timber growing regions in the United States. As of September 30, 2025, Rayonier owned or leased under long-term agreements approximately 2.0 million acres of timberlands located in the U.S. South (1.72 million acres) and U.S. Pacific Northwest (307,000 acres). More information is available at www.rayonier.com.

About PotlatchDeltic

PotlatchDeltic Corporation (Nasdaq: PCH) is a leading Real Estate Investment Trust (REIT) that owns approximately 2.1 million acres of timberlands in Alabama, Arkansas, Georgia, Idaho, Louisiana, Mississippi, and South Carolina. Through its taxable REIT subsidiary, the company also operates six sawmills, an industrial-grade plywood mill, a residential and commercial real estate development business and a rural timberland land sales program. PotlatchDeltic, a leader in sustainable forest management, is committed to corporate responsibility. More information can be found at www.potlatchdeltic.com.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Rayonier Inc.’s and PotlatchDeltic Corporation’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Rayonier Inc. and PotlatchDeltic Corporation, including future financial and operating results, Rayonier Inc.’s and PotlatchDeltic Corporation’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the transaction, and other statements that are not historical facts, including expected synergies, harvest schedules, timberland acquisitions and dispositions, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation: the risk that an event, change or other circumstance could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the risk that the timing to consummate the proposed merger may be delayed; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Rayonier Inc.’s Common Shares or PotlatchDeltic Corporation’s Common Stock; the risk of litigation related to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, contractors, suppliers, vendors or joint venture partners; the diversion of management time in connection with the proposed transaction; the challenging macroeconomic environment, including disruptions in the timberlands, real estate, land based solutions, and wood products manufacturing industries; the ability of PotlatchDeltic Corporation and Rayonier Inc. to refinance their existing financing arrangements on favorable terms; the cost and availability of third-party logging and trucking services; the geographic concentration of a significant portion of PotlatchDeltic Corporation’s and Rayonier Inc.’s timberland; changes in environmental laws and regulations regarding timber harvesting, wood products manufacturing, delineation of wetlands, endangered species, the development of solar, carbon capture and storage, and carbon credit projects, and development of real estate generally that may restrict or adversely impact PotlatchDeltic Corporation’s or Rayonier Inc.’s ability to conduct their respective businesses, or increase the cost of doing so; adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, including changes in law, policy and political factors beyond our control; the availability and cost of financing for real estate development and mortgage loans, changes in tariffs, taxes or treaties relating to the import and export of PotlatchDeltic Corporation’s and Rayonier Inc.’s products, including those of their respective customers; changes in key management and personnel; PotlatchDeltic Corporation’s and Rayonier Inc.’s ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust; changes in tax laws that could adversely affect beneficial tax treatment; and other risks and uncertainties identified in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections of each of PotlatchDeltic Corporation’s and Rayonier Inc.’s most recent Annual Reports on Form 10-K, any subsequently filed Quarterly Reports on Form 10-Q, and other risks as identified from time to time in its Securities and Exchange Commission (“SEC”) reports by both companies.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Each of Rayonier Inc. and PotlatchDeltic Corporation undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof

Contacts

For PotlatchDeltic:

(Investors)

Wayne Wasechek

509-835-1521

(Media)

Anna Torma

509-835-1558

For Rayonier:

(Investors / Media)

Collin Mings

904-357-9100